SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-28890; File No. 812-13584]

Jackson National Life Insurance Company, et al.

August 27, 2009

Agency: The Securities and Exchange Commission ("Commission")

Action: Notice of application for an order under Section 6(c) of the Investment Company
Act of 1940 (the "Act") granting exemptions from the provisions of Sections 2(a)(32),
22(c) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder to permit the recapture of
contract enhancements applied to purchase payments made under certain deferred
variable annuity contracts.

Applicants: Jackson National Life Insurance Company ("Jackson National"), Jackson
National Separate Account - I (the "JNL Separate Account"), and Jackson National Life
Distributors LLC ("Distributor," and collectively, "Applicants").

Summary of Application: Applicants seek an order under Section 6(c) of the Act to
exempt certain transactions from the provisions of Sections 2(a)(32), 22(c), and
27(i)(2)(A) of the Act and Rule 22c-1 thereunder, to the extent necessary to permit the
recapture, under specified circumstances, of certain contract enhancements applied to
purchase payments made under the deferred variable annuity contracts described in the
application that Jackson National has issued[1] and will issue through the JNL Separate
Account (the "Contracts") as well as other contracts that Jackson National may issue in
the future through its existing or future separate accounts ("Other Accounts") that are
substantially similar in all material respects to the Contracts ("Future Contracts").

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[1] The existing contract referred to in the application is registered under the Securities Act of 1933 File No.
333-155675.

Applicants also request that the order being sought extend to any other Financial Industry

Regulatory Authority ("FINRA") member broker-dealer controlling or controlled by, or

under common control with, Jackson National, whether existing or created in the future,

that serves as distributor or principal underwriter for the Contracts or Future Contracts

("Affiliated Broker-Dealers") and any successors in interest to the Applicants.

Filing Date: The application was filed on October 9, 2008, and amended on February 10,

2009, April 23, 2009, and August 26, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Secretary of the Commission and serving Applicants with a copy of the

request, personally or by mail. Hearing requests should be received by the Commission

by 5:30 p.m. on September 21, 2009, and should be accompanied by proof of service on

Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing

requests should state the nature of the writer's interest, the reason for the request, and the

issues contested. Persons may request notification of a hearing by writing to the

Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: c/o Jackson National Life Insurance

Company, Attn: Joan E. Boros, Esq., Jorden Burt LLP, 1025 Thomas Jefferson Street,

NW, Suite 400 East, Washington, DC 20007-5208; copies to Anthony L. Dowling, Esq.,

Jackson National Life Insurance Company, 1 Corporate Way, Lansing, Michigan 48951.

For Further Information Contact: Ellen J. Sazzman, Senior Counsel, at (202) 551-6762,

or Harry Eisenstein, Branch Chief, at (202) 551-6795, Office of Insurance Products,

Division of Investment Management.

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   Jackson National is a stock life insurance company organized under the laws of the state of Michigan in June 1961. Its legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951. Jackson National is admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York. Jackson National is ultimately a wholly owned subsidiary of Prudential plc (London, England).

2.   The JNL Separate Account was established by Jackson National on June 14, 1993, pursuant to the provisions of Michigan law and the authority granted under a resolution of Jackson National's Board of Directors. Jackson National is the depositor of the JNL Separate Account. The JNL Separate Account meets the definition of a "separate account" under the federal securities laws and is registered with the Commission as a unit investment trust under the Act (File No. 811-8664). The JNL Separate Account will fund the variable benefits available under the Contracts. The registration statement relating to the offering of the Contracts was filed under the Securities Act of 1933 (the "1933 Act").

3.   The Distributor is a wholly owned subsidiary of Jackson National and serves as the distributor of the Contracts. The Distributor is registered with the Commission as a

broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of FINRA. The Distributor enters into selling group agreements with affiliated and unaffiliated broker-dealers. The Contracts are sold by licensed insurance agents, where the Contracts may be lawfully sold, who are registered representatives of broker-dealers that are registered under the 1934 Act and are members of FINRA.

4.   The Contracts require a minimum initial premium payment of $5,000 or $10,000 under most circumstances depending on the contract ($2,000 for a qualified plan contract). Subsequent payments may be made at any time during the accumulation phase but before the contract anniversary after the owner's 85th birthday. Each subsequent payment must be at least $500 ($50 under an automatic payment plan). Prior approval of Jackson National is required for aggregate premium payments of over $1,000,000.

5.   The Contracts permit owners to accumulate contract values on a fixed basis through allocations to one of six fixed accounts (the "Fixed Accounts"), including four " Fixed Account Options" which offer guaranteed crediting rates for specified periods of time (currently, 1, 3, 5, or 7 years), and two "DCA+ Fixed Account Options" (used in connection with dollar cost averaging transfers, each of which from time to time offers special crediting rates). In addition, if certain optional guaranteed minimum withdrawal benefits are elected, automatic transfers of an owner's contract value may be allocated to a "Guaranteed Minimum Withdrawal Benefit ("GMWB") Fixed Account." The GMWB Fixed Account also offers a guaranteed crediting rate for a specified period.

6.   The Contracts also permit owners to accumulate contract values on a variable basis, through allocations to one or more of the investment divisions of the JNL Separate Account (the "Investment Divisions," collectively with the Fixed Account and the

GMWB Fixed Account, the "Allocation Options"). Under most of the Contracts, 93

Investment Divisions currently are expected to be offered but additional Investment

Divisions may be offered in the future and some could be eliminated or combined with

other Investment Divisions in the future. Similarly, Future Contracts may offer

additional or different Investment Divisions.

7.   Transfers among the Investment Divisions are permitted. The first 15 transfers in

a contract year are free; subsequent transfers cost $25. Certain transfers to, from and

among the Fixed Account Options are also permitted during the Contracts' accumulation

phase, but are subject to certain adjustments and limitations. Dollar cost averaging and

rebalancing transfers are offered at no charge and do not count against the 15 free

transfers permitted each year. If certain optional guaranteed minimum withdrawal

benefits are elected, automatic transfers may be required to and from the GMWB Fixed

Account according to non-discretionary formulas. These automatic transfers also do not

count against the 15 free transfers permitted each year and are without charge.

8.   If the owner dies during the accumulation phase of the Contracts, the beneficiary

named by the owner is paid a death benefit by Jackson National. The Contracts' base

death benefit, which applies unless an optional death benefit has been elected, is a

payment to the beneficiary of the greater of: (i) contract value on the date Jackson

National receives proof of death and completed claim forms from the beneficiary or (ii)

the total premiums paid under that Contract minus any prior withdrawals (including any

withdrawal charges, recapture charges, or other charges or adjustments to such

withdrawals).

9.   The owner may also be offered certain optional endorsements (for fees described in the application) that can change the death benefit paid to the beneficiary. First, an "Earnings Protection Benefit Endorsement" generally would add to the death benefit otherwise payable an amount equal to a specified percentage (that varies with the owner's age at issue) of earnings under the Contract up to a cap of 250% of remaining premiums (premiums not previously withdrawn).

10.   Second, the owner of a Contract may be offered six optional death benefits (state variations may apply) that would replace the base death benefit. The optional death benefits include: (i) a 5% Roll-Up death benefit, (ii) a 6% Roll-Up death benefit, (iii) a Highest Quarterly Anniversary Value death benefit, (iv) a Combination 5% Roll-Up and Highest Quarterly Anniversary Value death benefit, (v) a Combination 6% Roll-Up and Highest Quarterly Anniversary Value death benefit, and (vi) a death benefit available in conjunction with the purchase of the LifeGuard Freedom Guaranteed Minimum Withdrawal Benefit.

11.   The Contracts offer fixed and variable versions of the following four types of annuity payment or "income payment": life income, joint and survivor, life annuity with 120 or 240 monthly payments guaranteed to be paid (although not guaranteed as to amount if variable), and income for a specified period of 5 to 30 years. Jackson National may also offer other income payment options. The Contracts may also offer an optional Guaranteed Minimum Income Benefit ("GMIB") endorsement.

12.   In addition to the Earnings Protection Benefit, GMIB, and optional death benefit endorsements described above, there are nine different Guaranteed Minimum Withdrawal Benefit ("GMWB") optional endorsements. Three variations of the GMWB allow,

subject to specific conditions, partial withdrawals prior to the income date that, in total, equal the benefit's Guaranteed Withdrawal Balance ("GWB"). The guarantee is effective if gross partial withdrawals taken within any one contract year do not exceed a specified percentage of the GWB. Six variations of the GMWB generally allow, subject to specific conditions, partial withdrawals prior to the income date for the longer of the duration of the owner's life or until total periodic withdrawals equal the GWB.

13.   Jackson National will add an additional amount to the owner's contract value (a "Contract Enhancement") for the initial premium payment, and for each subsequent premium payment received prior to the first contract anniversary following the owner's 85th birthday. Premium payments will not be accepted on or after the first contract anniversary following the owner's 85th birthday. If the owner is age 85 at issue, premium payments will not be accepted on or after the first contract anniversary. All Contract Enhancements are paid from Jackson National's general account assets. The Contract Enhancement is equal to 6% of the premium payment if the adjusted premium, as defined below, is less than $100,000 at the time the premium payment is received. The Contract Enhancement is equal to 8% of the premium payments if adjusted premium is greater than or equal to $100,000 at the time the premium payment is received. The adjusted premium is determined at the time each premium payment is processed and is equal to (a) the sum of all premium payments processed prior to the receipt of the current premium payment plus the current premium payment less (b) the sum of all partial withdrawals processed prior to the receipt of the current premium payment (including any applicable withdrawal charges, recapture charges and other charges or adjustments to such withdrawals).

14.   During the first contract year only, at the time that a subsequent premium payment is received that causes the adjusted premium to equal or exceed $100,000 when it was less than $100,000 before the receipt of the premium payment, a retroactive Contract Enhancement will be added to the contract value equal to 2% of each previous premium payment for which a 6% Contract Enhancement was credited and for which no 2% retroactive Contract Enhancement has already been added. The Contract Enhancement will be applied as of the date of the subsequent premium payment and there will be no adjustments to previous contract values. For example, if the initial premium payment is equal to $50,000, then the initial adjusted premium is equal to $50,000 and the Contract Enhancement credited to the contract value is equal to 6% (since the adjusted premium is less than $100,000) of the initial premium payment (.06*$50,000 = $3,000). If a withdrawal equal to $25,000 is taken at the end of the third contract month and a premium payment equal to $75,000 is made at the end of the sixth contract month, then the adjusted premium at the time the $75,000 subsequent premium payment is received is equal to the initial premium less the withdrawal plus the subsequent premium payment ($50,000 - $25,000 + $75,000 = $100,000). The Contract Enhancement credited to the contract value at the time of the subsequent premium payment is equal to 8% (since the adjusted premium is equal to or greater than $100,000) of the subsequent premium payment plus the retroactive Contract Enhancement of 2% of the initial premium payment (.08*$75,000 + .02*$50,000 = $7,000).

15.   Jackson National will recapture all or a portion of any Contract Enhancements by imposing a recapture charge whenever an owner: (i) makes a total withdrawal within the recapture charge period (nine years after a premium payment) or a partial withdrawal of

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corresponding premiums within the recapture charge period in excess of those permitted under the Contracts' free withdrawal provision unless the withdrawal is made for certain health-related emergencies specified in the Contracts; (ii) elects to receive payments under an income payment option within the recapture charge period; or (iii) returns the Contract during the free-look period.

16.   The amount of the recapture charge varies, depending upon when the charge is imposed, as follows:

Contract Enhancement Recapture Charge (as a percentage of premium payments)

Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8-9	9+
Recapture Charge	6%	5.50%	4.50%	4%	3.50%	3%	2%	1%	.50%	0%

The above specified recapture charge percentages apply in all circumstances, whether the Contract Enhancement is 6% at the time of the premium payment, or includes the additional 2%. Therefore, the recapture charge percentage is not higher for premium payments that receive the 8% Contract Enhancement than those that receive the 6% Contract Enhancement. For example, if the initial premium is $50,000 and the Contract Enhancement credited to the contract value is 6% of $50,000 (.06*$50,000 = $3,000), the recapture charge applied when the initial premium is withdrawn after the free-look period but within the first Completed Year is 6% of $50,000 (.06*$50,000 = $3,000). If the initial premium is $100,000 and the Contract Enhancement credited to the contract value is 8% of $100,000 (.08*$100,000 = $8,000), the recapture charge applied when the initial premium is withdrawn is 6% of $100,000 (.06*$100,000 = $6,000).

17.   A "Completed Year" is the succeeding twelve months from the date on which Jackson National receives a premium payment. The first Contract anniversary begins Completed Year 1-2 and each successive Completed Year begins with the Contract anniversary of the preceding Contract year.

18.   The recapture charge percentage will be applied to the corresponding premium reflected in the amount withdrawn or the amount applied to income payments that remain subject to a recapture charge. The amount recaptured will be taken from the Investment Divisions and the Fixed Account (and the GMWB Fixed Account, if applicable) in the proportion their respective values bear to the contract value. The dollar amount recaptured will never exceed the dollar amount of the Contract Enhancement added to the contract. Recapture charges will be applied upon electing to commence income payments, even in a situation where the withdrawal charge is waived.

19.   Jackson National does not assess the recapture charge on any payments paid out as: death benefits; withdrawals of earnings; withdrawals taken under the free withdrawal provision, which allows for free withdrawals up to 10% of remaining premium, less earnings; withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (if the withdrawal requested exceeds the required minimum distribution, the recapture charge will not be waived on the required minimum distribution); if permitted by the owner's state, withdrawals of up to $250,000 from the JNL Separate Account, the Fixed Account or the GMWB Fixed Account in connection with the owner's terminal illness or if the owner needs extended hospital or nursing home care as provided in the Contract; or if permitted by the owner's state, withdrawals of up to 25% (12.5% for each of two joint owners) of contract value from the JNL Separate

Account, the Fixed Account or the GMWB Fixed Account in connection with certain serious medical conditions specified in the Contract.

20.   The contract value will reflect any gains or losses attributable to a Contract Enhancement described above. For purposes of determining the recapture charge and withdrawal charge, withdrawals will be allocated first to earnings, if any (which may be withdrawn free of any recapture charge and withdrawal charge), second to premium on a first-in, first-out basis, so that all withdrawals are allocated to premium to which the lowest (if any) withdrawal charges and recapture charges apply, and third to Contract Enhancements. For all purposes, other than for tax purposes and the calculation of the Earnings Protection Benefit, earnings are defined to be the excess, if any, of the contract value over the sum of remaining Contract Enhancements (the total Contract Enhancements, reduced by withdrawals of Contract Enhancements) and remaining premiums (the total premium, reduced by withdrawals that incur withdrawal charges and/or recapture charges, and withdrawals of premiums that are no longer subject to withdrawal charges and/or recapture charges). Contract Enhancements and any gains or losses attributable to a Contract Enhancement will be considered earnings under the Contract for tax purposes and the calculation of the Earnings Protection Benefit.

21.   The Contracts have a "free-look" period of ten days after the owner receives the Contract (or any longer period required by state law). Contract value (or premiums paid, as may be required by state law), less the full amount of any Contract Enhancement(s) is returned upon exercise of free look rights by an owner. Therefore, 100% of the Contract Enhancement will be recaptured under all circumstances if an owner returns the Contract during the free-look period, but any gain or loss on investments of the Contract

Enhancement would be retained by the owner. The dollar amount recaptured will never

exceed the dollar amount of the Contract Enhancement added to the contract. A

withdrawal charge will not be assessed upon exercise of free look rights.

22.   The JNL Separate Account consists of sub-accounts, each of which will be

available under the JNL Separate Account. The sub-accounts are referred to as

"Investment Divisions." The JNL Separate Account currently consists of 93 Investment

Divisions. Each Investment Division will invest in shares of a corresponding series

("Series") of JNL Series Trust ("Trust") or JNL Variable Fund LLC ("Fund")

(collectively the "Trust and Fund"). Not all Investment Divisions may be available. The

Trust and Fund are open-end management investment companies registered under the

Act and its shares are registered under the 1933 Act. Jackson National Asset

Management, LLC ("JNAM") serves as the investment adviser for all of the Series of the

Trust and Fund. JNAM has retained sub-advisers for each Series. Jackson National, at a

later date, may determine to create additional Investment Divisions of the JNL Separate

Account to invest in any additional Series, or other such underlying portfolios or other

investments as may now or in the future be available. Similarly, Investment Division(s)

of the JNL Separate Account may be combined or eliminated from time to time. Any

changes to the Investment Divisions offered will be effected in compliance with the

terms of the Contracts and with applicable state and federal laws.

23.   In addition to the Contract Enhancement recapture charges, the Contracts may

have the following charges: mortality and expense risk charge of 1.65% (as an annual

percentage of average daily account value); administration charge of 0.15% (as an annual

percentage of average daily account value); contract maintenance charge of $35 per year (waived if contract value is $50,000 or more at the time the charge is imposed); Earnings

Protection Benefit charge of 0.30% (as an annual percentage of daily account value -

only applies if related optional endorsement is elected); GMIB charge of 0.85% per year

(0.2125% per quarter) of the "GMIB Benefit Base" (as defined in the application);

GMWB charge ranging from 0.45% to 1.85% per year (0.1125% to 0.4650% per quarter)

of the "Guaranteed Withdrawal Balance" (as defined in the application), depending upon

age at election and upon which (if any) GMWB endorsement is elected; optional death

benefit charge ranging from 0.30% to 1.80% per year (0.0750% to 0.4500% per quarter)

of the "GMDB Benefit Base" (as defined in the application), depending upon which (if

any) optional death benefit endorsement is elected; transfer fee of $25 for each transfer in

excess of 15 in a contract year (for purposes of which dollar cost averaging and

rebalancing transfers are excluded); commutation fee that applies only upon withdrawals

from income payments for a fixed period, measured by the difference in values paid upon

such a withdrawal due to using a discount rate of 1% greater than the assumed

investment rate used in computing the amounts of income payments; and a withdrawal

charge that applies to total withdrawals, partial withdrawals in excess of amounts

permitted to be withdrawn under the Contract's free withdrawal provision and on the

income date (the date income payments commence) if the income date is within a year of

the date the Contract was issued.

24.   The withdrawal charges shown in the table below apply to the Contracts and

Future Contracts. The amount of the withdrawal charge depends upon the contribution

year of the premium withdrawn as follows:

Withdrawal Charge (as a percentage of premium payments):

Completed Years Since

Receipt of Premium	0	1	2	3	4	5	6	7	8	9+
Withdrawal Charge	7.5%	7%	6%	5.50%	5%	4%	3%	2%	1%	0

25.   Jackson National does not assess the withdrawal charge on any payments paid out as: death benefits; election to begin income payments after the first contract year; cancellation of the Contract upon exercise of free look rights by an owner; withdrawals of earnings; withdrawals taken under the free withdrawal provision, which allows for free withdrawals up to 10% of remaining premium, less earnings; withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (if the withdrawal requested exceeds the required minimum distribution, the withdrawal charge will not be waived on the required minimum distribution); if permitted by the owner's state, withdrawals of up to $250,000 from the Investment Divisions, Fixed Account or GMWB Fixed Account of the Contracts in connection with the terminal illness of the owner of a Contract, or in connection with extended hospital or nursing home care for the owner; and if permitted by the owner's state, withdrawals of up to 25% (12.5% each for two joint owners) of contract value from the Investment Divisions, Fixed Account or GMWB Fixed Account of the Contracts in connection with certain serious medical conditions specified in the Contract.

Applicants' Legal Analysis:

1.   Applicants state that Section 6(c) of the Act authorizes the Commission to exempt any person, security or transaction, or any class or classes of persons, securities or transactions from the provisions of the Act and the rules promulgated thereunder if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request that the Commission, pursuant to Section

6(c) of the Act, grant the exemptions requested below with respect to the Contracts and

any Future Contracts funded by the JNL Separate Account or Other Accounts that are

issued by Jackson National and underwritten or distributed by the Distributor or

Affiliated Broker-Dealers. Applicants undertake that Future Contracts funded by the JNL

Separate Account or Other Accounts, in the future, will be substantially similar in all

material respects to the Contracts. Applicants believe that the requested exemptions are

appropriate in the public interest and consistent with the protection of investors and the

purposes fairly intended by the policy and provisions of the Act.

2.　　　　Applicants state that Subsection (i) of Section 27 of the Act provides that Section

27 does not apply to any registered separate account funding variable insurance contracts,

or to the sponsoring insurance company and principal underwriter of such account,

except as provided in paragraph (2) of the subsection. Paragraph (2) provides that it shall

be unlawful for such a separate account or sponsoring insurance company to sell a

contract funded by the registered separate account unless such contract is a redeemable

security. Section 2(a)(32) defines "redeemable security" as any security, other than short-

term paper, under the terms of which the holder, upon presentation to the issuer, is

entitled to receive approximately his proportionate share of the issuer's current net assets,

or the cash equivalent thereof.

3.　　　　Applicants submit that the recapture of the Contract Enhancement in the

circumstances set forth in its application would not deprive an owner of his or her

proportionate share of the issuer's current net assets. A Contract owner's interest in the

amount of the Contract Enhancement allocated to his or her contract value upon receipt

of a premium payment is not fully vested until nine complete years following a premium payment. Until or unless the amount of any Contract Enhancement is vested, Jackson

National retains the right and interest in the Contract Enhancement amount, although not

in the earnings attributable to that amount. Thus, Applicants urge that when Jackson

National recaptures any Contract Enhancement it is simply retrieving its own assets, and

because a Contract owner's interest in the Contract Enhancement is not vested, the

Contract owner has not been deprived of a proportionate share of the JNL Separate

Account's assets, i.e., a share of the JNL Separate Account's assets proportionate to the

Contract owner's contract value.

4.   In addition, Applicants represent that it would be patently unfair to allow a

Contract owner exercising the free-look privilege to retain the Contract Enhancement

amount under a Contract that has been returned for a refund after a period of only a few

days. If Jackson National could not recapture the Contract Enhancement, individuals

could purchase a Contract with no intention of retaining it and simply return it for a quick

profit. Furthermore, Applicants state that the recapture of the Contract Enhancement

relating to withdrawals and to income payments within the first nine years of a premium

contribution is designed to protect Jackson National against Contract owners not holding

the Contract for a sufficient time period. It provides Jackson National with sufficient

time to recover the cost of the Contract Enhancement, and to avoid the financial

detriment that would result from a shorter recapture period.

5.   Applicants represent that it is not administratively feasible to track the Contract

Enhancement amount in the JNL Separate Account after the Contract Enhancement(s) is

applied. Accordingly, the asset-based charges applicable to the JNL Separate Account

will be assessed against the entire amounts held in the JNL Separate Account, including any Contract Enhancement amounts. As a result, the aggregate asset-based charges

assessed will be higher than those that would be charged if the Contract owner's contract

value did not include any Contract Enhancement.

6.   Applicants submit that the provisions for recapture of any Contract Enhancement

under the Contracts do not violate Sections 2(a)(32) and 27(i)(2)(A) of the Act. Sections

26(e) and 27(i) were added to the Act to implement the purposes of the National

Securities Markets Improvement Act of 1996 and Congressional intent. The application

of a Contract Enhancement to premium payments made under the Contracts should not

raise any questions as to compliance by Jackson National with the provisions of Section

27(i). However, to avoid any uncertainty as to full compliance with the Act, Applicants

request an order providing exemption from Sections 2(a)(32) and 27(i)(2)(A), to the

extent deemed necessary, to permit the recapture of the Contract Enhancements, under

the circumstances described herein and in the Application, without the loss of relief from

Section 27 provided by Section 27(i).

7.   Applicants state that Section 22(c) of the Act authorizes the Commission to make

rules and regulations applicable to registered investment companies and to principal

underwriters of, and dealers in, the redeemable securities of any registered investment

company to accomplish the same purposes as contemplated by Section 22(a). Rule 22c-1

under the Act prohibits a registered investment company issuing any redeemable security,

a person designated in such issuer's prospectus as authorized to consummate transactions

in any such security, and a principal underwriter of, or dealer in, such security, from

selling, redeeming, or repurchasing any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

8.   Applicants state that it is possible that someone might view Jackson National's recapture of the Contract Enhancements as resulting in the redemption of redeemable securities for a price other than one based on the current net asset value of the JNL Separate Account. Applicants contend, however, that the recapture of the Contract Enhancement does not violate Rule 22c-1. The recapture of some or all of the Contract Enhancement does not involve either of the evils that Section 22(c) and Rule 22c-1 were intended to eliminate or reduce as far as reasonably practicable, namely: (i) the dilution of the value of outstanding redeemable securities of registered investment companies through their sale at a price below net asset value or repurchase at a price above it, and (ii) other unfair results, including speculative trading practices. To effect a recapture of a Contract Enhancement, Jackson National will redeem interests in a Contract owner's contract value at a price determined on the basis of the current net asset value of the JNL Separate Account. The amount recaptured will be less than or equal to the amount of the Contract Enhancement that Jackson National paid out of its general account assets. Although Contract owners will be entitled to retain any investment gains attributable to the Contract Enhancement and to bear any investment losses attributable to the Contract Enhancement, the amount of such gains or losses will be determined on the basis of the current net asset values of the JNL Separate Account. Thus, no dilution will occur upon the recapture of the Contract Enhancement. Applicants also submit that the second harm that Rule 22c-1 was designed to address, namely, speculative trading practices calculated to take advantage of backward pricing, will not occur as a result of the recapture of the

Contract Enhancement. Because neither of the harms that Rule 22c-1 was meant to address is found in the recapture of the Contract Enhancement, Rule 22c-1 should not apply to any Contract Enhancement. However, to avoid any uncertainty as to full compliance with Rule 22c-1, Applicants request an order granting an exemption from the provisions of Rule 22c-1 to the extent deemed necessary to permit them to recapture the Contract Enhancement under the Contracts.

9. Applicants submit that extending the requested relief to encompass Future Contracts and Other Accounts is appropriate in the public interest because it promotes competitiveness in the variable annuity market by eliminating the need to file redundant exemptive applications prior to introducing new variable annuity contracts. Investors would receive no benefit or additional protection by requiring Applicants to repeatedly seek exemptive relief that would present no issues under the Act not already addressed in the application.

10. Applicants submit, for the reasons stated herein, that their exemptive request meets the standards set out in Section 6(c) of the Act, namely, that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act and that, therefore, the Commission should grant the requested order.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary